Gender Impact Statement

2026

New Nouveau Brunswick

Gender Impact Statement 2026

Province of New Brunswick
PO 6000, Fredericton NB E3B 5H1 CANADA
gnb.ca

ISBN 978-1-4605-4674-1 (PDF: English edition)
ISBN 978-1-4605-4675-8 (PDF: French edition)

March 2026

Contents

What is the Gender Impact Statement?

The Gender Impact Statement (GIS) is an annual publication by the Government of New Brunswick (GNB) that evaluates the potential impacts of government budget decisions on women, gender-diverse individuals, and equity-deserving groups.

This year, the GIS is being presented in a modified format. In Summer of 2025, we conducted a consultation process that involved engaging with both internal (GNB) networks and external community partners to gather feedback on the GIS and its accompanying process. Participants offered insights into challenges, opportunities, and suggestions for improvement.

The Consultation Process and What We Heard

The Office of Women and Gender Equity (WGE) conducted consultations with both internal government departments and external community partners, receiving feedback from 30 Government of New Brunswick staff and representatives from 12 community organizations.

Internal consultations were conducted through a survey and included input from finance directors, policy analysts, GBA+ Champions, and other GNB staff. External consultations took place through a survey as well as a virtual engagement session held via Microsoft Teams.

The consultations identified several key themes and areas of focus, as outlined below.

- The GIS process should begin earlier in the budget cycle to better inform decisions.
- Clearer guidance and simpler, more user-friendly templates are needed.
- There is a desire for stronger accountability and clearer, measurable results.
- Better data is needed (both quantitative and qualitative).
- Limited staff capacity and resources make it challenging to fully implement the process.
- Gaps remain in accessibility and inclusivity.
- There is interest in moving from retrospective reporting to decision-shaping analysis.

While this review is underway, a streamlined GIS summary document is being released for the current budget year. This approach allows government to maintain transparency about how gender and diversity are being considered in budgeting, while taking time to assess what a future GIS or gender-budgeting approach in New Brunswick could look like. The 2026–2027 GIS is condensed and more high-level than in previous years. It reflects the Government of New Brunswick's ongoing commitment to equity and inclusion and to integrating intersectional considerations into budgeting and policy development, as government considers next steps for strengthening gender and diversity analysis during the budget process.

As in previous years, we acknowledge that, despite our best efforts, this analysis can be subjective and is often limited by the availability of data, especially for certain diversity factors such as gender, race, sexual orientation, and disability.

Connection to GBA+

Gender Based Analysis Plus (GBA+) is an intersectional policy lens that examines how government programs, policies, initiatives, and events may impact individuals of different genders and/or equity-deserving groups. Government has been committed to using GBA+ since 2016. The GIS is rooted in the principles of GBA+.

To date, over 4,500 GNB employees have taken part in GBA+ training, including deputy ministers, assistant deputy ministers, policy and operational directors, process improvement specialists, managers, and analysts. Specifically, in the 2025-2026 fiscal year, nearly 500 GNB employees participated in GBA+ training. Twenty-five (25) GBA+ Champions have been selected from across government departments to help their colleagues understand the value of GBA+ and look for opportunities to incorporate GBA+ into their work. A GBA+ community of practice (COP) has also been created with 98 employees as members. The COP provides a wider exposure to the topic and allows colleagues to share best practices and further collaborate.

In addition to providing GBA+ training to government, we have created an accessible GBA+ tool and guide that is available online for public use to further promote gender equality, diversity and inclusion in the private sector.

Diversity in New Brunswick

Population

According to Statistics Canada, New Brunswick's population was estimated at 868,630 as of October 1, 2025[1], an increase of nearly 85,000 individuals relative to five years prior (October 2019). In July 2025, during the last annual population breakdown of New Brunswick by gender, the results were split nearly evenly between men (49.5%) and women (50.5%), with women slightly outnumbering men, due to the longer life expectancy of women[2]. The majority of the province's growth in recent years has been driven by international migration. At the time of the 2021 Census, immigrants accounted for 5.8% (44,125 people) of the population, while non-permanent residents accounted for 1.4% (10,860 people)[3]. Between October 2024 and September 2025, 11,365 immigrants were admitted to New Brunswick, while the number of non-permanent residents in the province decreased by 3,749[4]. During this same time, the province also saw a net gain of 44 individuals from other parts of Canada[5]. As of July 2025, 23.3% of the province's population was aged 65 years or over. Out of 202,747 seniors, 94,775 were in the men+ category and 107,972 in the women+ category)[6]. The categories of men+ and women+ include some non-binary persons due to Statistic Canada's labelling process.

Education

New Brunswick women are more likely than men to have completed high school and attained a university degree. According to the 2025 Labour Force Survey, 130,300 New Brunswickers aged 25 to 64 years (74,000 men, and 56,400 women) had a high school diploma or less as their highest educational credential, while 172,400 (85,000 men and 87,400 women) had a post-secondary certificate or diploma, and 131,700 had a university degree (55,700 males and 76,000 females)[7].

According to the 2021 Census:

- 31,475 (70.5% men+ and 29.5% women+) had an apprenticeship or a trades certificate or diploma
- 108,710 (42.9% men+ and 57.1% women+) had college, CEGEP or other non-university certificates or diplomas
- 7,670 (39.0% men+ and 61.0% women+) had university certificates or diploma below bachelor level
- 94,140 (40.8% men+ and 59.2% women+) had bachelor's degrees or higher[8]

Income and Labour Force

Throughout 2025, an average of 56.2% of working-age (15+) women were participating in the labour force at any given time. This was slightly below the rate seen in 2024 of 57.5% and below the rate seen immediately before the pandemic of 57.7% (in 2019). This slight decrease was attributable to the effects of population aging. On the other hand, the participation rate among men in 2025 (62%) was slightly below the rate seen in 2024 (63.8%) and was noticeably down relative to 2019 (65.2%). This decrease was also attributable to the effects of population aging. As of 2025, the unemployment rate among women was 5.2%, slightly down from the 5.6% seen in 2024, and well below the pre-pandemic (2019) rate of 6.8%. Among men, the unemployment rate in the province was 8.1% in 2025, well above the rate for women. It was slightly down compared to 2024 (8.4%) but still below the rate in 2019 (9.5%)[9].

According to 2023 tax filer data, New Brunswick had 659,650 income recipients over the age of 15 (49% male and 51% female). The median after-tax income for women+ was $33,360 and $41,310 for men+. In addition, the number of residents receiving $100,000 or more after taxes in 2023 was 28,370 (29% women+ and 71% men+)[10].

In 2025, Statistics Canada indicated a wage gap in New Brunswick of 4.9%, with females earning an average of $30.48 per hour, and males earning an average of $32.06 per hour. This gap was down from 2024 (7.3%). At a national level, the 2025 wage gap was 11.9%. The hourly wage gap between males and females in the province has narrowed significantly over time. In 2000, the wage gap was 22.5%[11].

According to Census 2021, women+ were more than three times (3.27x) more likely to be a one-parent family household in New Brunswick. 28,480 women+ were leading one-parent families compared to just 8,690 men+[12]. Women+ also occupy most of the caregiving and administration positions and are still underrepresented in male-dominated careers. As of 2025, 80.7% of health occupations and 73.8% of business and administrative workers in New Brunswick were female compared to only 6.8% female representation in trades and related occupations[13].

Caring for children is one factor that contributes to the lower levels of labour force participation, higher rates of part-time employment, and higher absence rates that are seen among females.

Between January 2024 and December 2025 (24-month average):

- There were more than two times as many mothers not in the labour force as there were fathers in this group. This ratio was even higher for parents of children aged 0 to 5.
- There were nearly ten times as many women who reported working part-time for child care related reasons compared to men.
- Women were more than four times as likely as men to be absent from work for personal or family related reasons[14].

Poverty, Affordability, and Housing Insecurity

In 2023, 11.1% of New Brunswick women and 11.4% of New Brunswick men were considered low income. Where the rate for women is slightly below the rate seen immediately before the pandemic (down from 11.6% in 2019), the opposite is true for men, for whom the rate has increased in recent years (up from 8.1% in 2019)[15].

Using the Canadian Living Wage Framework (based on a family of four with two working parents and two children aged 2 and 7), the Human Development Council (HDC) calculated the living wage for New Brunswick in 2025 was $24.77 per hour. This could trend up or down depending on the specific city or location. The HDC defines a living wage as the hourly rate required by each income earner in the household to satisfy basic needs and live with dignity while enjoying a decent quality of life. The Living Wage Framework includes 10 monthly expense categories: childcare, clothing and footwear, contingency/emergency, food, shelter, healthcare, household expenses, parent education, transportation, and social inclusion. Living wage differs from minimum wage, which is the legislated minimum amount employers are allowed to pay their workers[16]. The current minimum wage in New Brunswick is $15.65 and is typically adjusted to reflect rising costs of living.

The HDC reports on rates of homelessness in three of the largest cities in the province, Saint John, Moncton, and Fredericton. In January 2026, there were 251 individuals experiencing chronic homelessness in Saint John, 569 in Moncton, and 191 in Fredericton[17].

Although there are gaps in the data available in terms of the demographic breakdown of unhoused individuals in New Brunswick, national data on homelessness suggests some groups are more impacted than others. For example, over 60% of those experiencing housing insecurity in Canada in 2020-2022 were men[18]. Indigenous and Black communities are also disproportionately impacted by homelessness in Canada. Although Indigenous people made up approximately 5% of the national population in 2021, they accounted for 35% of unhoused individuals between 2020 and 2022. Black people are also at greater risk of homelessness and may be up to twice as likely as white people to experience housing insecurity in Canada[19]. Women and gender-diverse people face unique challenges with housing insecurity. Because the homelessness sector was historically designed to serve single adult men, these groups are often underserved. As a result, they are more likely to rely on precarious options or relational connections to avoid unsheltered homelessness, leading to higher rates of hidden homelessness[20].

Official Languages

Respecting language proficiency, the 2021 Census identified 34% of the New Brunswick population could speak both English and French. However, French was the first official language of 30% of the population (229,330 people) with the majority of Francophones living in the Campbellton-Miramichi (41%) and Moncton-Richibucto (36%) regions. Although 2021 Census data indicates that the percentage of New Brunswickers speaking predominantly French at home is dropping, the number of French-speaking new permanent residents in New Brunswick increased from 2,315 in 2022 to 2,935 in 2023[21].

Persons with a Disability

As of 2022, 221,900 New Brunswickers aged 15 and over reported having a disability or multiple disabilities. This represented 35.3% of the province's population aged 15 and over and is the second highest percentage in the country across all age groups, which includes the national average of 27.0%[22]. This represents an increase from 26.7% in 2017 and could be partially attributed to both the aging

population and a large increase in mental health related disabilities among youth and working-age adults. The most common types of disabilities among New Brunswick's working-age population were those related to mental health, pain, flexibility, and mobility. As of May 2021, 69.6% of New Brunswickers with a disability were participating in the labour force (either employed or looking for work). While this rate was 7.5 percentage points above the rate observed in 2016 (62.1% to 69.6%) and was in line with the national participation rate for persons with a disability (69.6%), it remained well below the rate seen for those without a disability (85.1% in New Brunswick, 84.2% nationally). In the province, as well as around the country, disabilities are more prevalent among women+ (38.5%) than men+ (31.9%). With regards to accessibility, 70.8% of persons with a disability reported having experienced one or more barriers in 2022. The largest percentage of respondents had experienced physical barriers in public spaces, or barriers communicating[23].

Rates of poverty and intimate partner violence are considerably higher for women with disabilities due to their greater risk of being isolated or having a heightened dependency on their partner. As of 2018, nearly half of all violent victimizations were reported as being committed against women with a disability. Women living with disabilities who have experienced homelessness are four times more likely than other women to self-report violent victimization and be homeless due to violence[24]. Women with disabilities, and particularly deaf women, may face difficulty accessing services, as both disability-related services and services for survivors of violence may not be equipped to respond to their needs[25].

Racialized and Indigenous Populations

In 2021, 44,205 New Brunswick residents identified as members of a racialized group, accounting for 5.8% of the total population. In the 2021 Census, the following racialized groups were represented:

- Black (12,155 people)
- South Asian (8,630 people)
- Filipino (5,190 people)
- Arab (5,060 people)
- Chinese (4,085 people)
- Latin American (2,450 people)
- Southeast Asian (1,890 people)
- Korean (1,655 people)
- West Asian (915 people)
- Japanese (250 people)
- 550 people identified as being part of a racialized group not captured in the groups above, for example: Guyanese, Pacific Islander, Polynesian, or West Indian or Tibetan
- 1,375 people identified as members of multiple racialized groups

33,295 New Brunswickers identified as Indigenous, representing 4.3% of the province's population. More than half (63%) of the Indigenous population in the province identified as First Nations, while close to one third (31%) identified as Métis, and just over 2% as Inuk (Inuit); and some Indigenous people identified with multiple Indigenous groups[26]. According to 2021 census data, there are approximately 17,510 First Nations people in New Brunswick – 10,098 on reserve and 7,412 off reserve[27].

Transgender, Nonbinary, and Gender-Diverse Population

The 2021 Census was the first federal census to include population data on transgender and non-binary populations. Based on this, the total transgender population aged 15 and over was 1,365 people in New Brunswick. From this group, 675 people are transgender men and 695 people are transgender women. 815 people are non-binary in New Brunswick. Statistics Canada indicates that Two-Spirit is included in the broader category of non-binary. Based on these numbers, New Brunswick had the second highest proportion (0.26%) of transgender men aged 15 to 34, and the third highest proportion (0.39%) of non-binary people, aged 15 to 34, across Canada[28].

Overview of Gender and Diversity Impacts of Budget 2026-2027

The following outlines a sample of initiatives and investments highlighted in Budget 2026-2027 that promote gender equality, diversity and inclusion.

Health Care

- Investments in New Brunswick Cancer Network Screening Programs will allow for expansion of HPV cervical cancer screening as well as breast cancer screening which predominantly impact women and gender diverse people.
- Funding for a coordinated provincial Forensic Nurse Examiner (FNE) program within the Horizon Health Network will ensure 24/7 access to trauma-informed forensic nursing care across New Brunswick. Women, girls, and gender-diverse people are disproportionately impacted as they are most frequently the victims of sexual assault and gender-based violence.
- Funding to support Internationally Educated Nurses (IENs) will help reduce the financial burden and expedite the pathway to licensure, largely impacting newcomer women nurses in the province.
- An amendment to Regulation 84-20 allows Medicare to pay for surgical abortions whether they are performed in hospital or in a surgical facility, eliminating barriers and improving access.
- The implementation of the Strategy and Action Plan for Alzheimer's Disease and Dementia will provide better support for those living with dementia, particularly women, who make up most caregivers and patients.
- Increasing the number of nursing home and memory care beds will improve supports for seniors and people with disabilities.
- A new 50-bed Living Therapeutic Community Rehabilitation Centre will serve adults requiring highly specialized live-in treatment services for addiction and mental health.
- Providing four new addictions and mental health clinicians to support the new Moncton Addictions and Mental Health Court Program will increase capacity to needed health services to individuals entering the program. Indigenous people and other racialized groups are generally overrepresented in this population.
- Investments in Francophone Medical Training will include the development of a new Francophone postdoctoral program in New Brunswick as well as supplementary speciality training for medical students.
- Pre-Hospital Thrombolytics will bring pre-hospital cardiac care to people living in rural areas of the province.
- Expanding immunization services to include Respiratory Syncytial Virus (RSV) vaccines for infants will have a positive impact on this vulnerable population.
- The specialized supplement program provides nutritional supplements to children with serious health conditions.
- First Nations Community Wellness will provide culturally appropriate addiction and mental health services for Indigenous youth.
- A community-based case management approach for front-line service providers providing mental health support will positively impact vulnerable populations throughout the province, including individuals with various disabilities and complex needs.

- As part of the psychiatry resource strategy, some resources will be focused on ensuring equity, diversity, and inclusion (EDI) are incorporated into policies and practices.
- Funding for new positions within the child and youth team will benefit children and youth with extensive needs. Many of these positions are in women-dominated fields.
- Having Personal Care Attendants as part of the Extra-Mural Program (EMP) will better allow seniors to age in place.
- Funding for First Nations health initiatives will support the government's commitment to meaningful, ongoing engagement with First Nations to gather input on various health-related government initiatives.
- Expanding the New Brunswick Insulin Pump Program to include gestational diabetes and those with pre-existing diabetes in pregnancy advances health equity and supports improved outcomes for pregnant individuals in the province.
- Enhancing the current Health Care Coordination Teams will expand outreach services to unhoused individuals living in emergency shelters or encampments, helping connect them with essential supports.
- A number of initiatives focused on substance use prevention, as well as harm reduction supplies and services, will enhance equitable, stigma-free access for at-risk groups. These include a sexually transmitted and blood borne infection (STBBI) condom program on post-secondary campuses and Planet Youth, which aims to increase culturally relevant prevention strategies for Indigenous youth.

Affordability and Housing

- A new transitional housing program will make bachelor apartments available for transgender and gender-diverse youth and young adults, and for youth with complex mental health challenges.
- Funding to provide subsidized and reduced-fee lunches across New Brunswick. This will benefit children and youth, especially those from low-income households, as well as families, and single-parent households which tend to be women-led.
- Increased funding for Youth Engagement and Young Adult Services to provide support for youth formerly under the care of the Minister up to age 26.
- Funding to support navigation services will help people with disabilities access programs and services that will improve their quality of life and social and economic participation.
- Investments in housing supports for asylum claimants will benefit vulnerable newcomers.
- Funding for energy conservation programs will have a positive impact on low to moderate-income households and First Nations communities.
- The Canada-New Brunswick Housing Benefit for Survivors of Gender-Based Violence will provide financial support to help survivors secure stable housing.

Education

- A significant increase in the number of Education Support Teachers in both the Anglophone sector and Francophone sector will positively impact students who require specialized programming and intervention, while also creating additional employment opportunities in a field where women make up the majority of workers.

- Additional staff to support French language acquisition in Francophone schools will reduce teachers' workloads. Teaching is a predominantly women-led profession.
- Additional investment in Educational Assistants will have benefits for children and youth with disabilities and complex needs.

Economic Development

- Funding for Pay Equity and Pay Transparency will support the full implementation of pay transparency, including hiring staff and conducting outreach and education campaigns. Pay transparency helps promote fairness and accountability in compensation practices.
- Indigenous communities will benefit from funding for various projects including residential housing, roadways and road paving, drinking water, athletic and recreation facilities, fisheries and salmon recovery, business start-up support, and youth center needs assessments.
- Additional investments in the arts and culture sector will support cultural participation, representation, and economic opportunities for diverse communities including women, Indigenous peoples, 2SLGBTQIA+ individuals, official language minority communities, newcomers, racialized communities, and youth and seniors.

Environment

- Investments in fighting and managing wildfires. Natural disasters, including wildfires, often have an impact on vulnerable communities, including low-income households and unhoused individuals, and women.

Trusted Leadership

- To address gaps and recommendations for *Weaving Our Voices Together: New Brunswick's Path to Safety for Indigenous Women, Girls and 2SLGBTQIA+ People*, additional funding will support the Indigenous Domestic Violence Outreach Program, and gender-based violence programming at Indigenous Transition Houses.
- Investments in Gender-Based Violence Program, including Transition Houses, Second Stage, Domestic Violence Outreach and Community-Based Sexual Violence Services will address increased demand on essential gender-based violence and sexual violence services.
- Increased funding to the New Brunswick Human Rights Commission will help manage an increase in the number and complexity of cases and provide funding for navigators to assist people with disabilities through the complaints process.
- Continued funding for Indigenous court workers will ensure that Indigenous persons in the criminal justice system are treated fairly and equitably.
- Funding for the Serious Incident Response Team (SIRT) and body-worn cameras for police will help increase accountability for incidents of police violence, which often involves Indigenous and other racialized people.

Moving Forward

This Gender Impact Statement continues our collective work to review and report on how budgetary decisions may affect New Brunswickers in different ways. The 2026–2027 edition reflects an ongoing commitment to transparency and to integrating considerations of gender, diversity, inclusion, and accessibility into government decision-making processes.

In last year's Gender Impact Statement, the Office of Women and Gender Equity committed to intentionally engaging with our partners to gather insight and feedback on how the Gender Impact Statement can continue to grow, improve, and effectively meet their needs. That commitment has helped inform reflection on current approaches and potential directions for strengthening the clarity, usefulness, and accessibility of future reporting.

Over the next year, the Office of Women and Gender Equity will review and refine both the GIS process and its presentation in close partnership with Finance and Treasury Board. We have identified three key goals for the upcoming year:

1. **Simplifying processes and creating clear guidelines.**
   We will work to streamline how departments provide information and analysis for the GIS. This will involve developing clear, concise guidelines and improving communication with departments.
2. **Increase the availability of gender-disaggregated data.**
   To facilitate more accurate and meaningful gender and diversity analysis, we will collaborate with departments to improve the collection and accessibility of gender-disaggregated data.
3. **Explore how GNB can better integrate gender budgeting.**
   We will research and assess how gender budgeting can be more effectively incorporated into GNB's budgeting process. This will be informed by international best practices to ensure that New Brunswick's approach is in line with leading global efforts for gender equity and diversity.

If you have any comments or suggestions about this process, we invite you to share them with us. Please reach out to us at WEB-EDF@gnb.ca.

[1] Statistics Canada. Table 17-10-0009-01 Population estimates, quarterly

[2] Statistics Canada. Table 17-10-0005-01 Population estimates on July 1, by age and gender

[3] Statistics Canada. 2023. (table). *Census Profile*. 2021 Census of Population. Statistics Canada Catalogue no. 98-316-X2021001. Ottawa. Released November 15, 2023. https://www12.statcan.gc.ca/census-recensement/2021/dp-pd/prof/index.cfm?Lang=E (accessed March 5, 2026).

[4] Statistics Canada. Table 17-10-0040-01 Estimates of the components of international migration, quarterly

[5] Statistics Canada. Table 17-10-0020-01 Estimates of the components of interprovincial migration, quarterly

[6] Statistics Canada. Table 17-10-0005-01 Population estimates on July 1, by age and gender

[7] Information provided by the Department of Post-Secondary Education, Training and Labour

[8] Statistics Canada. 2023. (table). Census Profile. 2021 Census of Population. Statistics Canada Catalogue no. 98-316-X2021001. Ottawa. Released November 15, 2023.

[9] Statistics Canada. Table 14-10-0017-01 Labour force characteristics by gender and detailed age group, monthly, unadjusted for seasonality (x 1,000)

[10] Statistics Canada. Table 11-10-0050-01 Tax filers and dependants with income by after-tax income, sex and age

[11] Statistics Canada. Table 11-10-0050-01 Tax filers and dependants with income by after-tax income, sex and age

[12] Statistics Canada. 2023. (table). Census Profile. 2021 Census of Population. Statistics Canada Catalogue no. 98-316-X2021001. Ottawa. Released November 15, 2023. https://www12.statcan.gc.ca/census-recensement/2021/dp-pd/prof/index.cfm?Lang=E (accessed March 5, 2026).

[13] Statistics Canada. Table 14-10-0416-01 Labour force characteristics by occupation, annual

[14] Labour Force Survey: Public Use Microdata File (statcan.gc.ca)

[15] Statistics Canada. Table 11-10-0018-01 After-tax low income status of tax filers and dependants based on Census Family Low Income Measure (CFLIM-AT), by family type and family type composition

[16] Human Development Council (2025) Living Wages in New Brunswick 2025.

[17] Human Development Council (2026) New Brunswick Community Data Portal. https://sjhdc.ca/nb-data-portal/

[18] Infrastructure Canada (2024) Everyone Counts 2020-2022: Preliminary Highlights Report

[19] Uppal, Sharanjit. 2022. "A portrait of Canadians who have been homeless". *Insights on Canadian Society*. March. Statistics Canada Catalogue no. 75-006-X.

[20] Schwan, K., Versteegh, A., Perri, M., Caplan, R., Baig, K., Dej, E., Jenkinson, J., Brais, H., Eiboff, F., & Pahlevan Chaleshtari, T. (2020). The State of Women's Housing Need & Homelessness in Canada: Key Findings. Hache, A., Nelson, A., Kratochvil, E., & Malenfant, J. (Eds). Toronto, ON: Canadian Observatory on Homelessness Press.

[21]Statistics Canada. 2023. (table). *Census Profile*. 2021 Census of Population. Statistics Canada Catalogue no. 98-316-X2021001. Ottawa. Released November 15, 2023. https://www12.statcan.gc.ca/census-recensement/2021/dp-pd/prof/index.cfm?Lang=E (accessed March 5, 2026).

[22]New data on disability in Canada, 2022 (statcan.gc.ca)

[23]Information provided by the Department of Post-Secondary Education, Training and Labour

[24]Canadian Human Rights Commission. The right to housing for people with disabilities. The right to housing for people with disabilities | Canadian Human Rights Commission

[25]Lalonde, D., & Baker, L. (2019). Women with Disabilities and D/deaf Women, Housing, and Violence. Learning Network Issue 27. London, Ontario: Centre for Research & Education on Violence Against Women & Children.

[26]Statistics Canada. 2023. (table). *Census Profile*. 2021 Census of Population. Statistics Canada Catalogue no. 98-316-X2021001. Ottawa. Released November 15, 2023. https://www12.statcan.gc.ca/census-recensement/2021/dp-pd/prof/index.cfm?Lang=E (accessed March 5, 2026).

[27]Government of New Brunswick. First Nations Communities. First Nations communities - gnb.ca

[28]Statistics Canada. 2023. (table). *Census Profile*. 2021 Census of Population. Statistics Canada Catalogue no. 98-316-X2021001. Ottawa. Released November 15, 2023. https://www12.statcan.gc.ca/census-recensement/2021/dp-pd/prof/index.cfm?Lang=E (accessed March 5, 2026).